Filed by Datron Systems Incorporated pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14d-9(a) of the Securities Exchange Act of 1934

Subject Company:  Datron Systems Incorporated
File No. 0-7445


          DATRON SYSTEMS COMMENTS ON L-3 COMMUNICATIONS'
                      "WILLINGNESS TO PROCEED"

     VISTA, CA - July 5, 2001 - Datron Systems Incorporated (Nasdaq: DTSI) today confirmed that its Board of Directors has determined that L-3 Communications Corporation's (NYSE: LLL) "willingness to proceed" with an all-cash offer of $52 million, "subject to completion of a definitive purchase agreement," for the outstanding shares of Datron's common stock is not superior to the previously announced transaction with The Titan Corporation (NYSE:
TTN). On June 24, 2001, Datron entered into a definitive agreement to be acquired by Titan, for approximately $51 million, or $16.00 per fully diluted share, in Titan common stock.

     In a letter to L-3 Communications dated July 3, 2001, David A Derby, Datron Systems' chairman, president and chief executive officer, stated on behalf of the Board that L-3's letter of June 28, 2001, did not constitute a superior offer to the transaction documented in Datron's agreement with The Titan Corporation. Mr. Derby's letter also highlighted the fact that certain key assumptions on which L-3's proposed price was based were not valid and that the possibility of a transaction with L-3 was speculative and entirely contingent upon L-3. Furthermore after Datron had presented considerable non-public business information to L-3 in 2000 under a confidentiality agreement and after L-3 had performed due diligence, L-3 had expressed "no interest."

     Mr. Derby added, "Datron's Board has fulfilled its fiduciary obligations in good faith by accepting a firm offer from Titan rather than risking the repetition  of L-3's previous behavior on an expression of interest that was deemed to be speculative and subject to contingencies. We are also firmly committed to maximizing the tremendous growth potential of Datron's mobile broadband communications and public safety wireless network markets, the continued growth of our radio communication products and the resurgence of our satellite antenna systems  business. We believe Titan's e-tenna subsidiary,  which  is
developing   unique   radio   frequency  technologies,   its   radio
communications  business,  familiarity  with  long-term   government
contracting as well as its size and distribution capabilities are a strategic fit for Datron that will enable the combined companies to better pursue the growth opportunities in these markets."

ADDITIONAL INFORMATION

Titan intends to file a Registration Statement on Form S-4 and Schedule TO, and Datron plans to file a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. Titan and Datron expect to mail a Prospectus, the Schedule 14D-9 and related tender offer materials to stockholders of Datron. These documents contain important information about the transaction. Investors and security holders are urged to read these documents carefully when they are available.

Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov.
Free copies of these documents may also be obtained from Datron by directing a request to the Investor Relations section of Datron's website at www.dtsi.com or by mail to Datron Systems, 3030 Enterprise Court, Vista, CA 92083,
Attention: Investor Relations, telephone (760) 734-5454.

In addition to the Registration Statement, Schedule TO, Prospectus and Schedule 14D-9, Titan and Datron file annual, quarterly and other reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Titan or Datron at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or any of the commission's other public reference rooms in New York, N.Y. and Chicago, IL. Please call the Securities and Exchange Commission at 800-SEC-0330 for further information on the public reference rooms.


The Titan Corporation

     Headquartered in San Diego, The Titan Corporation creates, builds and launches technology-based businesses, offering innovative technical solutions. Three of Titan's four core businesses develop and deploy communications and information technology solutions and services. In addition, Titan's SureBeam (Nasdaq: SURE) subsidiary markets the leading technology for the electronic pasteurization of food products and Titan is continually identifying promising technologies suitable for commercialization. The company has 7,800 employees and annualized sales of approximately $1.1 billion.

Datron Systems Incorporated

     Datron Systems provides products and services addressing the needs of emerging satellite and radio communication markets. From facilities in Simi Valley and Vista, California, the Company supplies satellite tracking antenna systems, earth stations, and voice and data communication radios to worldwide markets. Datron was the first company to bring live satellite TV to passengers on a commercial airline and is now uniquely positioned as a provider of broadband satellite tracking antennas for mobile customers in the land, sea and air markets. Datron is playing a vital leadership role in the broadband revolution that will see a seamless convergence of voice, video and data services.

     This release may contain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. A variety of factors could cause the Company's actual results to differ from the anticipated results expressed in such forward-looking statements. These include, among others, uncertainties stemming from the dependence of the Company on foreign sales and on large orders from a relatively small number of customers, risks relating to the decline in the Company's traditional defense business and the Company's efforts to develop and market consumer products, lack of timely development or customer acceptance of new products, changes in or unavailability of products and services offered by satellite service providers and their related suppliers, worldwide economic downturns and currency devaluations, restrictions that may be imposed by the U.S. government on the export of Company products, and the impact of competition. For more information, please review the Company's periodic reports under the Securities Exchange Act of 1934, including without limitation the Investment Considerations set forth in the Company's Annual Report on Form 10-K

CONTACT:   Pat Harriman
           Director of Corporate Communications
           (760) 734-5454
           www.dtsi.com

           Tripp Sullivan
           CORPORATE COMMUNICATIONS, INC.
           (615) 254-3376
           tripp.sullivan@cci-ir.com